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                          Filed by Smith & Nephew Group plc pursuant to Rule 425
                                                under the Securities Act of 1933
                                               Subject Company: Centerpulse Ltd.
                                                (Commission File No.: 001-14654)

On April 25, 2003, the following document was released to employees of Smith & Nephew and Centerpulse.

Group Integration Update
The e-news update for global employees of Smith & Nephew and Centerpulse Issue 3 2003

[PHOTO APPEARS HERE]

FORMAL PROCESS OF COMBINING THE TWO BUSINESSES SET TO BEGIN

Smith & Nephew and Centerpulse have jointly announced that documents are being sent to respective shareholders regarding the proposed combination which indicates that the formal offer period during which Smith & Nephew shareholders vote and Centerpulse shareholders can accept the proposed combination is about to get underway.
     Also outlined in the public announcement is the preliminary timetable for key events related to the legal offer by Smith & Nephew for Centerpulse. In this issue of Group Integration Update, we set out that preliminary timetable and have also attempted to describe for you what is occurring at each of these points in time.

.. 25 April 2003 - Offers launched for Centerpulse AG and InCentive Capital AG

Shareholders begin receiving the official documents related to the Smith & Nephew Offer for Centerpulse and the additional offer for InCentive Capital, which own 18.9% of Centerpulse. On the same day, summaries of the Swiss offer documents will appear in Swiss newspapers. The clock officially starts ticking for the offer period on this day.

.. 19 May 2003 - Smith & Nephew Extraordinary General Meeting (EGM) and Court
  Meeting

This is the Smith & Nephew meeting where Smith & Nephew shareholders will be asked to approve the transaction. Shareholders will also be asked to vote for the creation of the new holding company, Smith & Nephew Group plc.

.. 24 June 2003 - Offers expected to close

The period during which both Centerpulse and InCentive shareholders can make up their minds whether or not to tender (submit) their shares will end on this date. Seventy-five percent of the Centerpulse shareholders, including the 18.9% owned by InCentive Capital, must accept the Smith & Nephew offer for the transaction to be successful.
     If this and other conditions are met by this date - which we expect - then this will be the date on which we know that the combination has been successful and that we will be merging the two companies (after the remaining formalities on the right).

[GRAPHIC APPEARS HERE]

.. 25 June 2003 - The new Smith & Nephew Group shares will begin trading on the
  London Stock Exchange and, in ADS form, on the New York Stock Exchange.

Once the formation of Smith & Nephew Group plc is approved and the transaction approved by our shareholders, Smith & Nephew plc will no longer be the company listed on the stock exchanges. The quoted company will be Smith & Nephew Group plc.

.. 17 July 2003 - After the offer is closed on 24 June, we have to allow an additional period for Centerpulse shareholders to accept the offer. The results of the total number of shares tendered, or collected, will be published on this date.

.. 25 July 2003 - The date on which payments begin to be made to the Centerpulse shareholders, and we begin operation as one Group, as shareholders will now be one body of owners in Smith & Nephew Group plc. Shortly after this, dealings will begin in Smith & Nephew Group shares on the SWX Swiss Stock Exchange in Zurich.


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Orthopaedics integration update

[PHOTO APPEARS HERE]

     Planning for the integration process is well underway for the Orthopaedics Divisions of Smith & Nephew and Centerpulse. An overall Orthopaedics Integration Committee, led by Dave Illingworth, President of Smith & Nephew's Orthopaedics Division, will guide the divisional efforts while a full-time Integration Office consisting of dedicated Smith & Nephew and Centerpulse employees will manage and coordinate the planning effort.
     Two additional groups of teams -- Value Capture Teams and Day One Teams -- have begun to be formed and will be accountable to the Orthopaedics Integration Committee. These two groups of teams will be managed by an Orthopaedics Integration Office, and the kick off meeting for the planning work was held in Memphis, Tenn., USA, this week. The Value Capture Teams will develop detailed plans to realise the merger aspirations as well as gain the participation and agreement of the managers ultimately responsible for implementing the plans. The Day One Teams will ensure that two Orthopaedics divisions are ready to operate as one when the transaction is completed. Leadership from both organisations are involved in these efforts.

External communication

In some parts of the world, the press and financial markets interest in the combination of our two businesses is greater than in others -- especially in Switzerland and London where the markets are very familiar with both of our companies. With any business combination, there are always external spectators who are asked to comment on how, from their outside perspective, the process is going and speculate on what if this or that happens. You should expect to see this over the next couple of months.
     You should also expect to hear a variety of rumours. We'll keep you informed of what is actually happening through this publication, but we won't be able to comment to employees on rumours. Our policy is only to comment to the markets and the press on matters of fact, and if we respond to employees on rumours during this process, then we are required to also respond to the broader stakeholder groups. We'll continue to keep you informed through this publication and if there are questions that you feel you feel you need to understand better, please contact your manager or one of the individuals below. We will respond to you as quickly as possible.

What's the competition saying

An investment analyst with Lehman Brothers in the US asked Stryker CEO John Brown (currently the No 2 Orthopaedics company) last week his thoughts on the combination of Smith & Nephew and Centerpulse. Here's how he responded in part on the conference call, as published by the Fair Disclosure Financial Network on 16 April:


"Well, the first conclusion one has to reach is that there is now one more party for the race as to who is going to be the largest orthopaedics company. There were two (DePuy and Stryker) and now there is a third entity (the combined Smith & Nephew and Centerpulse) that is going to be in that race. So in that sense, I think the competition will heat up. Whether there are specific opportunities for us to take the business away from the new entity, you'll just have to see. That will all depend on how well they execute. Those are smart guys. They're going to do their best to keep their business."

Group Integration Office Communications Representatives:

If you have a question or comment about material in this publication please email the following representative at your individual company.


Smith & Nephew

Kathryn Austin at kathryn.austin@smith-nephew.com


Centerpulse

Chris Larson at chris.larson@centerpulse.com

Upcoming dates:

April 29: Smith & Nephew Annual General Meeting (AGM)
April 30: Centerpulse Annual General Meeting (AGM)
May 6: Group Integration Committee (GIC) meeting in Zurich

Additional Information

Any offer in the United States will only be made through a prospectus, which is part of a registration statement to be filed with the SEC. Centerpulse shareholders who are US persons or are located in the United States are urged to carefully review the registration statement and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Smith & Nephew with the SEC because these documents contain important information relating to the Centerpulse Offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Centerpulse relating to the Centerpulse Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Smith & Nephew and Centerpulse with the SEC, at the SEC's Web site at www.sec.gov. Once the registration statement, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE CENTERPULSE OFFER.